Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 30, 2021

The following is a transcript of a video for employees of AstraZeneca which was posted on its intranet and internal social media platform on April 30, 2021:

Getting to Know Alexion video

Film Length: 00:06:35

Q: Hi there, Marc, great to see you. We thought it’d be a good opportunity to give everyone at AstraZeneca a bit of an update on our proposed acquisition of Alexion. So I’ve got a few questions for you.

A: Sure, I’m looking forward to your questions.

Q: All right. So, look, we announced the deal in December, and there is lots that has to happen before we can close the transaction, so maybe the first question is, can you just give people a bit of the headlines of what has to happen before we can close the deal and come together.

A: For the transaction to close, you have basically two major milestones. The first one is to obtain the shareholders approval from each company. And usually this is synchronized on the same day. The second part, which starts also soon after the transaction is announced is requesting the approval of anti-competition authorities in a multiplicity of legislations. And we are, in a way, slightly in advance to what we had planned last year, but basically, this gives us the timing leading to the 11th of May, where both company shareholders will look at the proposal for the transaction.

Q: From your perspective, what gets you excited about this deal? What are the two or three things that really make it make sense from a business point of view and of course, more importantly, from a patient point of view?

A: I think it’s a unique combination of both strategic intent and very strong financials, both are important behind science. Both companies pursue science in different ways, at different scale and different orientations, but at the end of the day, the philosophy is very similar. For us the interest was we also know that the complement biology can be applied in many other fields of medicine, that’s what is of interest to us.

Q: That means that our science can go to any patient that needs it potentially, from a primary to an ultra rare, and I think that’s really exciting to be a company that can do that. One of the things I’ve heard you talk about with Alexion is the importance of this brand full of autonomy to pursue and advance rare diseases, but that has to come with bridges right, it’s not independence, so this idea of autonomy and bridges is a really important one, I wonder if you want to talk a little bit about that, as you think about how will Alexion operate within AstraZeneca?

A: We spent a lot of time and we still spend a lot of time to explain what the bridges are, and the bridges have to be two-way bridges, you know, we can receive some knowledge and scientific knowledge from them, and we discussed, but it can also go the other way. It can be Alexion applying to the rare disease community. What we do not have is the know-how to apply them to the rare disease communities. So what is important is that we retain the specialty and the strengths of each company, that we facilitate those bridges. Those bridges must be spread between their capabilities and ours in the easiest possible way.

Q: I wondered if you could maybe share from what you — and of course your own background in rare disease Marc — but what can we learn about from Alexion, about the patient connection, anything that we can think about in AstraZeneca, or that we can learn in our own business on the AZ side, in terms of just interacting better with patients and doing better for patients?

A: I think both companies are patient-centric, and I think this is, after the pursuit of science, I think this is the other similarities between the two companies. In the rare disease area, most of these companies know the patients individually. It’s absolutely extraordinary.

Q: Let’s talk a little bit about how this fits into our strategy. We’ve been on an incredible journey in the last 10 years. We have returned to growth. We’ve refocused as a really science oriented company, and in all the things that our employees are familiar with. We have our Growth Through Innovation strategy and some of the priorities described there. So, can you talk a little bit about how does Alexion fit into that strategy? How does it help us move forward and continue our strategic journey?

A: A lot of the questions we got when we made the announcement was, two questions: why Alexion? and the second question is, why now? Because usually companies buy other companies, they do it when they have to. Most of the cases they acquire as the strategy, at a strategic juncture, it needs to do something. In our case, we did not have to do it, but we chose to do it because we wanted to do it at the right time from a position of strength.

So to the question, “why now?” It’s because it is a good timing for us. We are in a position of strength. At the end of the day, we did this deal because we were convinced that our values were closely aligned, the financials were a good, the strategic message intent was very strong, and we believe that we can create more things, bigger things on behalf of patients. I think the science that we have accumulated and access to rare disease, for Alexion now will enable us to reach a greater number of patients. But that’s, I believe, the reason why we did this acquisition.

Q: Well, look, I know you’re very busy, and I want to thank you for your time. Thanks for sharing with AstraZeneca and with anyone listening to this video. For people who want more information about this, you can find updates, we do have a Nucleus microsite now with all the latest updates, you can go there any time and Marc, I and the rest of the team also will start posting a bit more on workplace and I think as we get through the 11th, the pace of communications will also increase, so thanks so much.

A: My pleasure.

[Timeline graphic]

December 2020: AstraZeneca announces proposed acquisition of Alexion

March 2021: Decision taken to retain the Alexion brand: ‘Alexion, The AstraZeneca Rare Disease Unit’

April 2021: AstraZeneca receives US clearance of proposed acquisition of Alexion

May 2021: Shareholder vote

May-Q3: Additional global regulatory clearances required

Q3: Acquisition is expected to close

Important additional information

In connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus). Alexion filed the proxy statement/prospectus as a proxy statement and AstraZeneca filed the proxy statement/prospectus as a prospectus with the SEC on 12 April 2021, and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the solicitation

AstraZeneca, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the Acquisition. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the Acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on 12 April 2021. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:

•                  the risk of failure or delay in delivery of pipeline or launch of new medicines

•                  the risk of failure to meet regulatory or ethical requirements for medicine development or approval

•                  the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties

•                  the impact of competitive pressures including expiry or loss of IP rights, and generic competition

•                  the impact of price controls and reductions

•                  the impact of economic, regulatory and political pressures

•                  the impact of uncertainty and volatility in relation to the UK’s exit from the EU

•                  the risk of failures or delays in the quality or execution of the Group’s commercial strategies

•                  the risk of failure to maintain supply of compliant, quality medicines

•                  the risk of illegal trade in the Group’s medicines

•                  the impact of reliance on third-party goods and services

•                  the risk of failure in information technology, data protection or cybercrime

•                  the risk of failure of critical processes

•                  any expected gains from productivity initiatives are uncertain

•                  the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following completion of the Alexion transaction

•                  the risk of failure to adhere to applicable laws, rules and regulations

•                  the risk of the safety and efficacy of marketed medicines being questioned

•                  the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction

•                  the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation

•                  the risk of failure to achieve strategic plans or meet targets or expectations

•                  the risk of failure in financial control or the occurrence of fraud

•                  the risk of unexpected deterioration in the Group’s financial position

•                  the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition

•                  the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated

•                  the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses

•                  and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.